Exhibit 4.4

Employment Agreement

Between Johnson Lau and SGOCO International (HK) Ltd.

Dated July 1, 2013

SGOCO INTERNATIONAL (HONG KONG) CO., LTD.

and

     Johnson Shun Pong LAU

CONTRACT OF EMPLOYMENT

CONTRACT OF EMPLOYMENT

THIS AGREEMENT is made on July 1, 2013

BETWEEN:

(1)	SGOCO INTERNATIONAL (HONG KONG) CO., LTD., a company incorporated as a private limited company in Hong Kong (with registered number 1484731), whose registered office is at Flat/RM12, 31/F, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong (the “Company”); and

(2)	Mr. Johnson Shun Pong LAU, holder of Hong Kong ID number K234646(A), of Flat F, 48/F, Tower 6, Banyan Garden, 863 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong (the “Executive”).

IT IS AGREED as follows:

1.	DEFINITIONS

In this Agreement the following expressions shall have the following meanings:

“Affiliate”	means with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person, and for these purposes, the term “control” when used with respect to any person means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise, and “controlling” and “controlled” have correlative meanings;

“Basic Remuneration”	means, at the relevant time, the annual remuneration to which the Executive is entitled to be paid by the Company as describes in Clause 4.1;

“Board”	means the board of directors of the Company or any person other than the Executive authorized by it;

“Business Day”	means a day on which banks are open for all forms of normal commercial business in Hong Kong, excluding Saturdays and Sundays;

“Confidential Information”	with respect to the Company or any of its Affiliates means information not in the public domain used or otherwise relating to the business, ownership, customers, trade connections, or financial or other affairs of the Company or any of its Affiliates including without limitation:

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(a)	information relating to the marketing of any products or services, details of any customers, sales targets prices, budgets, business plans, trade and commercial relationships and negotiations, market research and promotional materials and information relating to any future prospects, projections, business opportunities, business development and planning;

(b)	trade secrets and know-how of the Company or any of its Affiliates;

(c)	any compilation of information which is not publicly available of items of public information.

“Government Agency”	means any national, state, provincial, regional, municipal or other government, or any department, agency, commission, board, bureau, court, agency or instrumentality or political subdivision thereof, or any entity, officer or person exercising executive, legislative, judicial, regulatory or administrative functions of any of the foregoing or any person who is charged with the administration of a law;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Dollars”	means the currency of the time being of Hong Kong;

“Incapacity”	means any illness or like cause (other than death) incapacitating the Executive from attending to his duties;

“Intellectual Property”	means patents, trade marks, service marks, registered designs, utility models, applications and rights to apply for any of the foregoing, copyrights, moral rights, rights in designs, inventions, internet domain names, rights under licenses and consents in relation to any such rights, confidential know-how and registrable business names, and any rights of the same or similar effect or nature, whether registrable or not, in any part of the world;

“person”	includes any an individual, firm, body corporate, unincorporated association, joint venture, partnership, consortium, association, organization, trust, Government Agency (in each case whether or not having separate legal personality).

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2.	APPOINTMENT

2.1	Subject to the terms of this Agreement (and in particular Clauses 9 and 10), the Company shall employ the Executive with effect from July 1, 2013. The employment shall continue until terminated by either party giving notice to the other in accordance with Clause 10.

2.2	The Executive shall report to the Board.

2.3	The Executive shall initially be employed as the Chief Financial Officer (“CFO”) of the Company

3.	DUTIES

3.1	The Executive shall:-

(a)	to the best of his ability and with all reasonable care, perform the duties and exercise the powers and functions which from time to time may reasonably be assigned to or vested in him by the Board in relation to the Company and any of its Affiliates in any other part of the world in which or with which the Company or any of its Affiliates carries on or seeks to carry on business;

(b)	during working hours devote the whole of his time and attention to his duties;

(c)	comply with all reasonable requests, instructions and regulations made by the Board and provide such explanations, information and assistance as to his activities or the business of the Company as the Board may reasonably require;

(d)	faithfully and loyally serve the Company to the best of his ability and use his utmost endeavors to promote its interests and those of its Affiliates;

(e)	not being employed in any company (other than the Company or its Affiliates) and not be engaged or interested directly or indirectly in any other employment, trade, business, profession or occupation unless such activities have been disclosed to and approved in writing by the Board and do not breach any of the provisions in this Agreement;

(f)	not be engaged in any activity which the Board reasonably considers may be, or become, harmful to the interests of the Company or any of its Affiliates or which might reasonably be considered to interfere with the performance of the Executive’s duties under this Agreement; and

(g)	not solicit or accept for himself any advantage other than those expressly permitted by this Agreement.

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3.2	In his capacity, the Executive shall, in addition to such duties as specified in Clause 3.1 and in the absence of any specific directions from the Board (but subject always to the memorandum and articles of association of the Company):

The CFO will be responsible for managing the finance department, direct and guide the accounting procedures and practices to meet the relevant accounting standards and requirements from authorized bodies, leading Investor Relations activities and interact with banks, investors and other third party professionals, contributing to insight and information for executive planning and decision making, and take responsible for financial and operational information disclosures.

3.3	The Executive shall work in any place that the Board may require for the proper performance and exercise of his duties and powers and he may be required to travel on business of the Company or any of its Affiliates anywhere in the world.

3.4	The Company shall also have the right to require the Executive at any time to carry out such special projects or functions compatible with his abilities.

3.5	The Executive shall generally be in the office during normal office hours. The Executive shall also work such further hours (without any additional remuneration) as may be necessary for the proper performance of his duties.

4.	REMUNERATION AND BENEFITS

4.1	As remuneration for his services, the Company shall pay to the Executive Remuneration of Hong Kong Dollars (HK$)1,200,000, (which shall be deemed to accrue from day to day) payable in arrears in twelve equal monthly installments of HK$92,300 to be paid on or before the 10th day of each calendar month (or if that date is not a Business Day, on the immediately preceding Business Day) plus a guaranteed Chinese new year bonus of HK$92,400 to be paid immediate before the Chinese new year.

4.2	SGOCO Group Limited will issue 20,000 registered common shares to the Executive at the anniversary of his services of this Agreement.

4.3	Discretionary bonus and other benefits will be paid to the Executive according to his performance.

5.	HOLIDAYS

The Executive shall be entitled to the normal public holidays in Hong Kong (or alternative days notified to the Executive insofar as permitted and in accordance with applicable law). The Executive shall be entitled to 14 days paid annual leave per calendar year of the service.

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6.	INCAPACITY

6.1	If the Executive shall be prevented by Incapacity from properly performing his duties he shall report this fact at once to the board and if required by the Company he shall provide an appropriate doctor’s certificate (stating the nature of the illness and the doctor’s opinion that it renders him unfit for work) for any period of absence of more than four (4) Business Days.

6.2	The Company’s right to terminate the employment of the Executive in accordance with the notice provisions of Clause 10 shall continue to apply.

7.	CONFIDENTIAL INFORMATION

7.1	During his employment (except in the proper course of carrying out his duties under this Agreement) or at any time after the termination of his employment for any reason whatsoever the Executive shall not disclose to any person or, for himself or any other person, otherwise make use of any Confidential Information relating to the Company or any of its Affiliates and shall use his best efforts to prevent the unauthorized use or disclosure of any such information provided always that the Executive may disclose any such Confidential Information:

(a)	to his professional advisers who need to have such knowledge upon those persons undertaking to keep strictly confidential any Confidential Information disclosed to them;

(b)	to any Government Agency or regulatory body, including a stock exchange in compliance with any law or regulation applicable to the Company or any of its Affiliates;

(c)	if the information (in the form in which it is compiled) is in the public domain otherwise than by virtue of a breach of this Agreement by the Executive; or

(d)	if the information was lawfully in the possession of the recipient before disclosure by the Executive and was not acquired directly from the Executive.

7.2	Without restricting the general nature of Clause 7.1, the Executive acknowledges that the Company and its Affiliates each have certain proprietary interests and the Executive undertakes not, at any time (whether during his employment or at any time after its termination), to use or disclose for any unauthorized purpose any Confidential Information of the Company or any of its Affiliates concerning any such matter.

7.3	Nothing in this Agreement shall prohibit the disclosure by the Executive of information which he is required to disclose by applicable law. The Executive shall consult with the Company so far as may be reasonably possible before making any such disclosure.

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8.	INSIDER TRADING

8.1	The Executive shall not disclose any material non-public information about the Company or any of its Affiliates to any third party or trade himself on the basis of such material non-public information.

8.2	The Executive shall comply with the Insider Trading restrictions applicable to the Company’s, including its Affiliates’, Officers and Directors throughout his employment with the Company and for one fiscal quarter following your separation from the Company, regardless of the reason for the separation. Among other things, under these restrictions, the Executive is prohibited from trading in SGOCO Group, Ltd. securities during the last month of each fiscal quarter and until two full trading days following SGOCO Group, Ltd.’s earnings announcement for that fiscal quarter.

9.	SUMMARY TERMINATION

Without prejudice to any remedy which it may have against the Executive for the breach of any of the provisions of this Agreement and without prejudice to any other rights of summary termination that the Company may have under common law, the Company may terminate the employment of the Executive under this Agreement without notice or payment in lieu of notice if the Executive shall:-

(a)	become bankrupt or make any composition or enter into any arrangement with his creditors (or any class of creditors);

(b)	become mentally incapacitated to the extent that he cannot adequately carry out his duties;

(c)	be convicted of any criminal offence which materially impacts adversely on the Company or any of its Affiliates;

(d)	commit any act of dishonesty, whether relating to the Company, any Affiliate of the Company, another employee or any other person;

(e)	be guilty of any serious misconduct, or any conduct tending to bring the Company, any of its Affiliates or himself into disrepute;

(f)	be in any material breach of any of the provisions of this Agreement and, where, in the Board’s opinion, the breach is capable of remedy, shall have failed to remedy such breach within such time as the Board considers to be reasonable.

10.	TERMINATION BY NOTICE

10.1	Subject to Clauses 9 and 10.2, the Company may terminate the employment of the Executive at any time on the expiry of not less than one (1) month’s written notice given by the Company to the Executive or by payment of three months’ salary in lieu of such notice.

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10.2	The Company may terminate the employment of the Executive on the expiry of not less than one (1) month’s notice to the Executive or by payment in lieu of such notice if the Executive shall be prevented by Incapacity from performing his duties for a consecutive period of sixty (60) days or for an aggregate period of ninety (90) days in any period of twelve (12) consecutive months provided that such sixty (60) day and ninety (90) day periods shall not include in their calculation any time during which the Executive is entitled to paid sick leave or compensation under applicable legislation.

10.3	The Executive may terminate his employment with the Company at any time on the expiry of not less than one (1) month’s written notice given by the Executive to the Company or by payment in lieu if such notice.

11.	OBLIGATIONS UPON TERMINATION OF EMPLOYMENT

Upon the termination of his employment for whatever reason the Executive shall:-

(a)	deliver up to the Company all property to the Company or any of its Affiliates which may be in his possession or under his control, and (unless prevented by the owner) any documents and other property belonging to others which may be in his possession or under his control and which relate in any way to the business or affairs of the Company or any of its Affiliates or any supplier, agent or customer of the Company or any of its Affiliates, and he shall not, without the written consent of the Board, retain any copies of any such documents whether in tangible or electronic or other form;

(b)	expunge from any personal computer or electronic device in his possession or control (and not owned or leased by the Company or its Affiliates) any Confidential Information belonging to the Company or its Affiliates stored in such computers or electronic devices; and

(c)	not at any time represent himself still to be connected with the Company or any of its Affiliates.

12.	EFFECT OF TERMINATION OF EMPLOYMENT

12.1	Despite any other provision of this Agreement, on the termination of the employment of the Executive under his Agreement however arising this Agreement shall be at an end as to its future operation provided that such termination:

(a)	shall not operate to affect the provisions of Clauses 7, 8, 11, 12, 13, 14 or any provisions necessary for the interpretation, construction or enforcement of such provisions, all of which shall continue in full force and effect despite such termination; and

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(b)	shall not prejudice the exercise of any right or remedy of either party accrued before such termination.

12.2	On the proper termination of the employment of the Executive pursuant to Clauses 9 or 10 the Executive shall not have any claim against the Company for damages or compensation of any nature whatsoever, except as specifically stated in this Agreement (or as required to be paid by law).

12.3	At any time during any period of notice, the Company shall be entitled exclude the Executive from its premises and/or the Company may require the Executive to carry out specified projects or the Company may not provide the Executive with any work at all, provided that this shall not affect the Executive’s entitlement to receive the Remuneration and other contractual benefits.

13.	PROTECTION OF GOODWILL

13.1	During his employment the Executive is likely to acquire Confidential Information belonging to the Company and its Affiliates and establish personal knowledge and influence with persons dealing with the Company and its Affiliates. In these circumstances, and in order to protect the proprietary information and goodwill of the Company and its Affiliates, the Executive undertakes that he will be bound by the following restrictions.

13.2	The Executive shall not, without the prior written consent of the Board, for a period of twelve (12) months after the termination for whatever reason of his employment under this Agreement, either on his own behalf or on behalf of any other person or whether alone or jointly, or as a director, manager, partner, shareholder, employee, consultant or agent of any other person, and whether directly or indirectly:

(a)	carry on, or be engaged, concerned or interested in any business which (a) is similar to or competes with any business being carried on by the Company or by any Affiliate of the Company at the termination of this employment under the Agreement and (b) is located in Hong Kong or the People’s Republic of China or any other jurisdiction in which the Company or any of its Affiliates carries on its business at the termination of his employment under this Agreement;

(b)	interfere with, tender for, canvass, solicit or endeavor to entice away from the Company or from any Affiliate of the Company the business of any person who at the date of termination of this employment under this Agreement or during the period of 12 calendar months prior to that date was, a customer, client or agent of or supplier to the Company or any Affiliate of the Company and with whom the Executive had direct dealings in the normal course of his employment at that date or during that period;

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(c)	have any business dealings with any person who at the date of termination of his employment under this Agreement or during the period of 12 calendar months prior to that date was, to his knowledge, a customer, client or agent of or supplier to the Company or any Affiliate of the Company and with whom the Executive had direct dealings in the normal course of his employment at the date or during that period;

(d)	solicit, induce or attempt to induce any employee of the Company and/or any Affiliate of the Company with whom the Executive had direct dealings in the course of his employment during the period of 12 months prior to the termination of his employment under this Agreement to leave their employment with the Company and/or such Affiliate of the Company; or

(e)	solicit, interfere with, tender for or endeavor to entice away from the Company or from any Affiliate of the Company any contract, projector business, or the renewal of any of them, carried on by the Company or by any Affiliate of the Company which is currently in progress at the date of the termination of his employment under this Agreement or which was in the process of negotiation at that date and in respect of which the Executive had direct contact with any customer, client or agent of or supplier to the Company or any Affiliate of the Company at any time during the period of 12 calendar months prior to the date of termination of his employment under this Agreement.

13.3	Whilst each of the restrictions in this Clause 13 are considered by the parties to be reasonable in all the circumstances and are necessary to protect the legitimate interests of the Company and/or its Affiliates, it is agreed and declared that if any one or more of such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company and/or any Affiliate of the Company but would be valid if words were deleted from it or the period of it reduced in scope the restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective and any such modification shall not affect the validity of any other restrictions.

13.4	Nothing in this Agreement shall prevent the Executive from being the holder for investment of securities which do not exceed five percent (5%) in nominal value of any class of securities quoted on an officially recognized stock exchange.

14.	INDEMNIFICATION

14.1	The Company shall indemnify the Executive against each and every claim or action made or brought against the Executive as a result of the Executive’s performance of his duties, responsibilities and services in accordance with this Agreement, except if such claim or action is the result of gross negligence by the Executive.

14.2	The Executive shall indemnify the Company or its Affiliates against each and every claim or action made or brought against the Company or its Affiliates as a result of the Executive’s gross negligence in the performance of his duties, responsibilities and services in accordance with this Agreement.

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15.	DATA PRIVACY

The Executive agrees that any personal information and/or employment data collected and held by the Company in relation to him in the course of his employment may be used by the Company and/or transferred (whether within or outside Hong Kong) by the Company to any Affiliate or any related or selected service providers in each case for any purposes relating to the Executive’s employment or its termination, the Company’s administration and management of its employees and its business and for compliance with applicable procedures, laws and regulations. The Executive may request access to and correction of his personal data by contacting any director of the Company (other than the Executive).

16.	NOTICES

16.1	Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant party at its address, fax number or email address set out below (or such other address, fax number or email address as the addressee has by five (5) days’ prior written notice specified to the other parties):

To the Executive:
	Address	:	Flat F, 48/F, Tower 6, Banyan
Garden, 863 Lai Chi Kok Road, Chueng Sha Wan, Kowloon, Hong Kong.
	Email	:	johlau@email.com

To the Company:	SGOCO International (Hong Kong) Co., Ltd.
	Address	:	Flat/RM12, 31/F
Eight Commercial Tower
8 Sun Yip Street
Chai Wan, Hong Kong
	Email	:	bor@sgoco.com
	Attention	:	Burnette Or, Chairman

16.2	Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address, (b) if given or made by fax, when dispatched with a confirmed transmission report or (c) if given by email, when actually delivered to the relevant email address.

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17.	MISCELLANEOUS

17.1	Any right, consent, approval, discretion or action which under the terms of this Agreement the Company is entitled to exercise or which is capable of being given or taken by the Company, shall only be valid if so exercised, given or taken with the authority of the Board and may not be exercised, given or taken by the Executive alone in his capacity as a director or other officer of the Company.

17.2	No amendment or variation of this Agreement shall be effective unless made in writing and signed by or on behalf of each of the parties.

17.3	This Agreement shall not be assignable by either party without the written consent of the other

17.4	No failure or delay by a party in exercising a right under this Agreement shall impair such right or operate as a waiver of such right, nor shall any single or partial exercise of any such right preclude any further exercise of such right or the exercise of any other right. The rights provided for in this Agreement are cumulative and do not exclude any other rights provided by law.

17.5	This Agreement (and the documents incorporated by reference or otherwise referred to in it) constitute the entire agreement between the parties in respect of its subject matter and replaces all previous oral or written agreements, understandings and communications of the parties as to such subject matter.

17.6	If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement or the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement. If any illegal, invalid or unenforceable provision would be legal, valid or enforceable in a jurisdiction if some part of it were modified, that provision shall be modified as necessary to give effect to the commercial intention of the parties or if that is not possible, severed from this Agreement so that the validity and enforceability of the rest of the Agreement, or the validity of the provision in question in any other jurisdiction, is not affected.

17.7	The Company may pay the Executive the proportionate part of his salary in lieu of giving notice pursuant to this Agreement and, without limitation, if the Company gives to the Executive less than the full period of notice to which he is otherwise entitled, the Company may at any time pay to the Executive salary in lieu of the balance.

17.8	If the Executive’s employment is terminated by reason of liquidation of the Company for the purposes of amalgamation or reconstruction or as part of any arrangement for the amalgamation of the undertaking of the Company not involving liquidation and the Executive shall be offered employment with the amalgamated or reconstructed company on terms generally not less favorable than the terms of this Agreement, the Executive shall have no claim against the Company in respect of the termination of his employment by the Company.

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17.9	This Agreement may be executed in counterparts. Each counterpart shall constitute an original of this Agreement, but all the counterparts together shall constitute once and the same instrument.

18.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong.

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IN WITNESS WHEREOF the Executive and the duly authorized representative of the Company have executed this Agreement as of the day and year first above written.

Signed by Burnette Siu Shun OR	)
for and on behalf of	)	/s/ Burnette Or
SGOCO International (HK) Co., Ltd.	)
in the presence of:-)

Signed by	)
Johnson Shun Pong LAU		/s/ Johnson Lau

in the presence of:-)

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